April 5, 2006
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:	Brad Skinner Mark Kronforst

Re:	Palm, Inc.
 Form 10-K for the Fiscal Year Ended June 3, 2005
Filed July 29, 2005
Form 10-Q for the Quarterly Period Ended December 2, 2005
Filed January 10, 2006
Form 8-K Furnished December 20, 2005
Form 8-K Furnished March 23, 2006
File No. 0-29597
Dear Mr. Skinner and Mr. Kronforst:
     Palm, Inc. (“Palm”) is submitting this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) in its letter dated March 29, 2006 regarding our Form 10-K filed with the Commission on July 29, 2005, Form 10-Q filed with the Commission on January 10, 2006 and Forms 8-K furnished to the Commission on December 20, 2005 and March 23, 2006.
     For your convenience, we have repeated the Staff’s comments in italic type and have included our response to the Staff’s comments immediately below the applicable comment.
Form 10-K for the Fiscal Year Ended June 3, 2005
Item 8. Financial Statements
Consolidated Statements of Cash Flows, page 54
1.	We have read your response to prior comment number 2. Please note that the guidance that you refer to requires you to report the necessary changes to your statement of cash flows in your next periodic report, which appears to be your Form 10-Q for the period ended February 28, 2006. The guidance you refer to also indicates that if the changes are made in a later period, as you propose in your response, the changes should be reported as a correction of an error. Please provide the appropriate disclosures in your next quarterly filing.
Response: We respectfully note the Staff’s comment. Based on the guidance in Joel Levine’s speech at the AICPA Annual Conference on SEC and PCAOB Current Developments in December 2005, the guidance contained in the AICPA’s Center for Public Company Audit Firms Alert #90 on this topic issued in February 2006, and the conclusion reached at the April 4, 2006 SEC Regulations Committee meeting that the inclusion of cash flows from discontinued operations in the Statements of Cash Flows for the three most recently completed fiscal years should be reflected either as a footnote disclosure or within Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in our next periodic report, which for Palm, is our Form 10-Q for the period ended February 28, 2006. We will include the disclosure as follows:
Cash Flow Presentation of Discontinued Operations
Subsequent to the issuance of the Company’s consolidated financial statements for the year ended May 31, 2005, the Company determined that the cash flows associated with discontinued operations were incorrectly presented as a net investing activity within the Consolidated Statements of Cash Flows. The Company could have elected to separately present the cash flows from operating, investing and financing activities of its discontinued operations on the face of the statement of cash flows. The Company has changed its statement of cash flows to conform to this presentation.
The effect of this change was to decrease the reported amount of net cash used in the investing activities of continuing operations by $6.0 million to $6.9 million for the year ended May 31, 2004, and to decrease the amount of cash provided by the investing activities of continuing operations by $0.8 million to $52.1 million for the year ended May 31, 2003. There was no effect on the statement of cash flows for the year ended May 31, 2005, as there were no discontinued operations for that period.

Palm, Inc.
Consolidated Statements of Cash Flows
(In thousands)

	Years Ended May 31,
	2005	2004	2003
Cash flows from operating activities:
Net income (loss)	$66,387	$(21,849)	$(442,582)
Loss from discontinued operations	—	11,634	24,727

Income (loss) from continuing operations	66,387	(10,215)	(417,855)
Adjustments to reconcile income (loss) from continuing operations to net cash provided by (used in) operating activities of continuing operations	46,661	(2,843)	363,026

Net cash provided by (used in) operating activities of continuing operations	113,048	(13,058)	(54,829)

Net cash provided by financing activities of continuing operations	19,253	56,447	2,477

Cash (invested in) transferred from discontinued operations	—	(6,000)	819

Change in cash and cash equivalents	29,595	30,502	558
Cash and cash equivalents, beginning of period	98,569	68,067	67,509

Cash and cash equivalents, end of period	$128,164	$98,569	$68,067

Cash flows from discontinued operations: (Revised)
Net cash used in operating activities	$—	$(4,602)	$(9,071)

Net cash used in investing activities	—	—	(3,333)

Cash flows from financing activities:
Sale of preferred stock			20,000
Cash transferred from (to) continuing operations	—	6,000	(819)

Net cash provided by financing activities	—	6,000	19,181

Change in cash and cash equivalents*	—	1,398	6,777
Cash and cash equivalents, beginning of period*	—	37,465	30,688
Cash and cash equivalents included in net assets distributed to stockholders*	—	(38,863)	—

Cash and cash equivalents, end of period*	$—	$—	$37,465

* Cash and cash equivalents of PalmSource are included in current assets of discontinued operations

Other cash flow information:
Cash paid for income taxes	$7,561	$3,779	$2,808

Cash paid for interest	$1,992	$2,572	$2,696

Non-cash investing and financing activities:
Fair value of stock options and warrants assumed in business combination	$—	$28,064	$—

Common stock issued for acquisition of businesses	$—	$209,173	$—

Debt for brand-name intangible asset	$19,700	$—	$—

Accrued liability for long-term investment	$984	$—	$—

Note 2. Significant Accounting Policies
Revenue Recognition, page 58
2.	Please specifically identify and describe to us the products for which you recognize revenue in accordance with SOP 97-2. Separately, identify any products that involve software, but that you believe are not within the scope of SOP 97-2. Explain to us the nature of any software provided with, or embedded in, those products and tell us how you considered paragraph 2 of SOP 97-2 in determining the appropriate revenue recognition guidance.
Response: We respectfully advise the Staff that our products consist of mobile computing devices in the Zire, Tungsten, LifeDrive and Treo product lines. All of the device products within these product lines contain operating system and applications software and we consider all of these products to be subject to the revenue recognition provisions of SOP 97-2. We do not sell any products that involve software that are not within the scope of SOP 97-2. Specifically with regard to paragraph 2 of SOP 97-2, we consider the software element of our device products to be more than incidental and, therefore, do not exclude any of our device products from the revenue recognition provisions of SOP 97-2.
3.	We note your disclosure that “no significant obligations remain” upon meeting the stated revenue recognition criteria for your handheld computing products. Please describe to us, in detail, the nature of any remaining obligations that you consider to be insignificant. As part of your response, identify the accounting guidance that you are following in determining the impact of any such remaining obligations on your revenue recognition.
Response: We respectfully advise the Staff that upon meeting the stated revenue recognition criteria for our handled computing products, the remaining obligations that we consider to be insignificant consist of product warranty, including telephone support. We accrue for warranty costs, including both hardware and software warranty costs, as disclosed under Warranty Costs in Note 2. Significant Accounting Policies. Our warranty obligations are generally 90 days to one year. Regarding the impact of remaining obligations on our revenue recognition, we rely upon the following accounting guidance which we believe are met at the time we recognize revenue:
•	SOP 97-2, paragraph .31 which states, in part, “In applying the provisions of this paragraph, obligations related to warranties for defective software, including warranties that are routine, short-term, and relatively minor, should be accounted for in conformity with FASB No.5.”

•	SOP 97-2, paragraph .59 — .61 which states, in part, “Postdelivery telephone support provided to users by the vendor at no additional charge should be accounted for as PCS, in conformity with this SOP, regardless of whether the support is provided explicitly under the licensing arrangement. Although such telephone support may be offered or available for periods exceeding one year, if the vendor has established a history of providing substantially all the telephone support within one year of the licensing or sale of the software, the PCS may be considered to have a term of one year or less in applying paragraph 59, item (b) of this SOP. Accordingly, revenue allocable to telephone support may be recognized together with the initial licensing fee on delivery of the software if all the conditions in paragraph 59 of this SOP are met.”

•	SAB 104, Revenue Recognition, in particular section A.1.c. Inconsequential or perfunctory performance obligations, and

•	SFAS No. 5, Accounting for Contingencies.

Form 10-Q for the Quarterly Period Ended November 30, 2005
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, page 18
4.	We have read your response to prior comment number 6. Please explain to us why you believe that your current MD&A disclosures regarding the $1 billion projection are sufficient. In this regard, we note that the earnings necessary to recover your domestic deferred tax assets must be recognized are over a period of time that may exceed the amount of time since you began your handheld operations. Further, the amount of required earnings appears to far exceed any amounts that you have recognized in your entire corporate history. Finally, we note that you cite significant risks within your filing related to the fluctuations in your operating results, the volatility of the markets in which you operate, product development, competition, and your relationships with the wireless carriers.

Based on the information above, we believe that your disclosure should address the factors considered and assumptions used in concluding that it is more-likely-than-not that the assets will be realized. The disclosure should describe, in detail, the positive and negative evidence that was considered and how that evidence was weighted. The disclosure should also identify the significant assumptions made in developing the $1 billion projection and explain to readers why those assumptions are reasonable in light of both your recent and long-term earnings history. Quantitative information should be provided to the extent practicable as well as qualitative information related to the specific risks described above.
Response: We respectfully advise the Staff that in our next periodic filing for the quarterly period ended February 28, 2006 we intend to expand our disclosure related to the release of the valuation allowance recorded against the deferred tax assets in our MD&A section for Critical Accounting Policies as indicated below. We also intend to include substantially similar disclosure on our MD&A section for Results of Operations — Income Tax Provision (Benefit). [changes marked]:
“Critical Accounting Policies

Our deferred tax assets represent the tax effects of net operating loss (NOL) carryforwards, of tax credit carryforwards and of temporary differences that will result in deductible amounts in future years if we have taxable income. A valuation allowance reduces deferred tax assets to estimated realizable value, based on estimates and certain tax planning strategies. The carrying value of our net deferred tax assets assumes that it is more likely than not that we will be able to generate sufficient future taxable income in certain tax jurisdictions to realize the net carrying value. The valuation allowance is reviewed quarterly and is maintained until sufficient positive evidence exists to support the reversal of the valuation allowance based upon current and preceding years’ results of operations and anticipated profit levels in future years. If these estimates and related assumptions change in the future, we may be required to adjust our valuation allowance against the deferred tax assets resulting in additional provision (benefit) to income tax expense.

During the second quarter of fiscal year 2006, the Company determined, based on current and preceding years’ results of operations and anticipated profit levels in future periods, that it is more likely than not that its domestic deferred tax assets will be realized in the future and, accordingly, that it was appropriate to release the valuation allowance recorded against those deferred tax assets. In reaching this conclusion, the Company weighed both negative and positive evidence regarding the realizability of these deferred tax assets and considered the extent to which the evidence could be objectively verified. The primary factors considered by the Company during the second quarter of fiscal year 2006 were that:
•	The Company had cumulative profits before income taxes of $59.5 million for the three-year period ended with the second quarter of fiscal year 2006, excluding the effects in fiscal year 2004 of discontinued operations and the write-down of the land held for sale.

•	Since the Company spun off PalmSource and acquired Handspring in the second quarter of fiscal year 2004, the Company was profitable in eight of nine quarters and had experienced cumulative profits before income taxes of $148.8 million.

In addition, the Company also considered the following factors:

•	Based upon the Company’s recent results of operations, as well as its internal projections, the Company expects to utilize its NOL carryforwards and tax credit carryforwards prior to their expiration over approximately the next 15-20 years.

•	The Company has never had any expired operating loss carryovers in its history, and after utilization of net operating losses against the fiscal year 2005 federal taxable income, the first federal NOL carryforward scheduled to expire is in the year 2021.

•	Although the Company operates in an industry which is competitive and experiences rapid technological change, we have operated successfully in this environment. During the previous eight quarters, we have expanded our product mix from solely handheld computing devices to include smartphones, while maintaining consistent profitability and year-over-year growth.
As a result, during the second quarter of fiscal year 2006 the Company released approximately $324.5 million of valuation allowance of which $16.4 million relating to previously exercised stock options was credited directly to additional paid-in capital, $81.8 million relating to net operating losses of Handspring prior to its acquisition was credited to goodwill and $226.3 million was recorded as a non-cash income tax benefit resulting in an increase in earnings.
Although the Company has determined that a valuation allowance is no longer required with respect to its domestic NOL carryforwards, deferred expenses and tax credit carryforwards, recovery is dependent on achieving the forecast of future operating income over a protracted period of time. As of February 28, 2006, the Company would require approximately $1 billion in cumulative future operating income to be generated at various times over approximately the next 15-20 years to realize our net deferred tax assets. Based upon the Company’s results for the most recent four quarters, it would take the Company less than the 10 years to utilize its current NOL and tax credit carryforwards. The Company will review its forecast in relation to actual results and expected trends on an ongoing basis. Failure to achieve the Company’s operating income targets may change its assessment regarding the recoverability of the net deferred tax assets and such change could result in a valuation allowance being recorded against some or all of the deferred tax assets. Any increase in a valuation allowance would result in additional income tax expense and could have a significant impact on our earnings in future periods.”

Forms 8-K Furnished December 20, 2005 and March 23, 2006
5.	We have read your response to prior comment number 8 and do not believe that your proposed disclosure adequately addresses our concerns. Please revise this disclosure to provide more robust disclosures related to why you believe that each exclusion from your GAAP results is necessary to enhance investors’ overall understanding of your current financial performance, ongoing operations and prospects for the future. Due to the nature of your presentation and the differing characteristics of various items you exclude, we believe that a separate discussion is warranted for each individual item. In addition, expand your discussion of inherent limitations from acknowledging their existence and the inherent comparability issues to a detailed discussion of the limitations associated with each item that is excluded. We may have further comment.
Response: We respectfully note the Staff’s comment and in future Form 8-K’s furnishing our earnings press release we will include more robust disclosures related to why we believe that the exclusions from our GAAP results are necessary to enhance investors’ overall understanding of our current financial performance, ongoing operations and prospects for the future. Below is an example of the disclosures we expect to provide in our future earnings Forms 8-K using the data from our third quarter of fiscal year 2006 Form 8-K furnished to the Commission on March 23, 2006. This example includes a revised discussion for each individual item and an expanded discussion of inherent limitations associated with each item that is excluded from our GAAP results of operations.
“On March 23, 2006, Palm, Inc. (“Palm” or “the Company”) issued a press release and is holding a conference call regarding its financial results for the third quarter of fiscal year 2006, ended March 3, 2006. A copy of the press release is furnished as Exhibit 99.1 to this Form 8-K. Palm makes reference to non-GAAP financial information in both the press release and the conference call.

Palm utilizes a number of different financial measures, both GAAP and non-GAAP, in analyzing and assessing the overall business performance, for making operating decisions and for forecasting and planning future periods. Palm considers the use of non-GAAP financial measures helpful in assessing the Company’s current financial performance, ongoing operations and prospects for the future. Ongoing operations are the ongoing revenue and expenses of the business, excluding certain costs that the Company does not anticipate to recur on a quarterly basis. While Palm uses non-GAAP financial measures as a tool to enhance its understanding of certain aspects of its financial performance, Palm does not consider these measures to be a substitute for, or superior to, the information provided by GAAP financial measures. Consistent with this approach, Palm believes that disclosing non-GAAP financial measures to the readers of its financial statements provides such readers with useful supplemental data that, while not a substitute for GAAP financial measures, allows for greater transparency in the review of its financial and operational performance. In assessing the overall health of its business during the third quarter of fiscal year 2006, Palm excluded items in the following general categories, each of which are described below.

Acquisition Related Expenses. Palm excluded amortization of intangible assets resulting from acquisitions to allow more accurate comparisons of its financial results to its historical operations, forward looking guidance and the financial results of peer companies. In recent years, Palm has completed the acquisition of Handspring and the acquisition of the Palm brand, which resulted in operating expenses which would not otherwise have been incurred. Palm believes that providing non-GAAP information for amortization of intangible assets allows the users of its financial statements to review both the GAAP expenses in the period, as well as the non-GAAP expenses, thus providing for enhanced understanding of historic and future financial results and facilitating comparisons to peer companies. Additionally, had Palm internally developed these intangible assets, the amortization of intangible assets would have been expensed historically, and Palm believes the assessment of its operations excluding these costs is relevant to the assessment of internal operations and comparisons to industry performance.
Stock-Based Compensation. Palm believes that the exclusion of non-cash stock-based compensation allows for more accurate comparisons of its operating results to peer companies. Further, Palm believes that excluding stock-based compensation expense allows for a more accurate comparison of its financial results to previous periods. In addition, the Company prepares and maintains its budgets and forecasts for future periods on a basis consistent with this non-GAAP financial measure.

Income Tax Provision Expense. Palm believes that excluding the partial reversal of the valuation allowance on its deferred tax assets provides its senior management as well as other users of its financial statements with a valuable perspective on the performance and health of the business. This partial reversal relates to realization of tax losses incurred in prior periods and is not indicative of future operations and expenses. Further, the Company believes that assuming a 40% effective tax rate provides a more appropriate prospect for the future. Prior to the partial reversal of the valuation allowance on its deferred tax assets, Palm’s tax rate consisted primarily of foreign and state income taxes. A 40% effective tax rate provides a better indication of the income tax expense Palm will experience in future years.

Other Expenses. Palm excludes certain other expenses that are the result of unplanned events to measure its operating performance. Included in these expenses are items such as restructuring charges and employee separation costs. Palm assesses its operating performance excluding restructuring charges and employee separation costs as these amounts relate to costs which are unplanned and which are not expected to recur on a quarterly basis. Therefore, by providing this information Palm believes its management and the users of its financial statements are better able to understand the financial results of what Palm considers to be its current financial performance, ongoing operations and prospects for the future.

Each of the non-GAAP financial measures described above, and used in the attached press release, should not be considered in isolation from, or as a substitute for, a measure of financial performance prepared in accordance with GAAP. Further, investors are cautioned that there are inherent limitations associated with the use of each of these non-GAAP financial measures as an analytical tool. In particular, these non-GAAP financial measures are not based on a comprehensive set of accounting rules or principles and many of the adjustments to the GAAP financial measure reflect the exclusion of items that are recurring and will be reflected in the Company’s financial results for the foreseeable future. In addition, other companies, including other companies in our industry, may calculate non-financial measures differently than the Company does, limiting their usefulness as a comparative tool. Palm compensates for these limitations by providing specific information regarding the GAAP amounts excluded from the non-GAAP financial measures. In addition, as noted above, Palm evaluates the non-GAAP financial measures together with the most directly comparable GAAP financial information.
The information in this Form 8-K and the exhibit attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, regardless of any general incorporation language in such filing.”
     In connection with our responses we acknowledge:
•	We are responsible for the adequacy and accuracy of the disclosures in our filing;

•	Your comments or our changes to our disclosures in response to your letter do not foreclose the SEC from taking any action with respect to our filings; and

•	We will not assert SEC comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
In the event you have any additional questions, please contact me directly at
(408) 617-7000.
Sincerely,
Palm, Inc.

By:	/s/ Andrew J. Brown
Andrew J. Brown
Senior Vice President and Chief Financial Officer